10 reasons that will make you use ReadyB for all your rides

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Do you use any rideshare app?

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THEN…..

 You must watch this….

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10 reasons that will make you use ReadyB for all your rides

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 Hire the most qualified professional not only as a driver but for any additional service/skill you need
 Example: Get picked up from the grocery store and have the driver prepare lunch for you and your family
 Get picked up from the home improvement store and have the driver install your new shelves at the end of the ride

 The skies are the limits ...

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 Use the unique filters to select the best driver and vehicle for what you need

 See the ride rates of all the drivers. See the features of each one of the rides.
 Click to see their profile and other real reviews

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Select the best route!

 You as the customer will decide how to be driven to your destination

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Priority Contacts

 Notify priority contacts who is about to pick you up and drive you
 Priority contacts
 Add/Edit contacts that you want to inform during rides or emergencies

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Safety Safety Safety
From the moment you get packed up all the way to your destination

SOS feature will automatically:
Call local Police
Inform your loved ones that you need an immediate help

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1% money back

Earn 1% when you refer anyone to the platform
No Expiration, No limit on your earnings!

Select the payment method (Bitcoin or Cash)
No expiration, no limits!

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As a driver
Your Fleet

Assign all your vehicles to your driving profile.

Select any time which one to use.

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Rates

Be your own boss by setting your driving rates for each of your vehicles.

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Beyond a ride

Now you can provide not only a ride … But also a ride and any Service/Skill
Note: You will need to provide your price for the service Before so the consumer can approve
It.

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Earnings

At the end of each ride, your earnings are wired directly to your bank account.